UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823).

Exhibits

Exhibit 99.1 – Recent Developments and Ecopetrol S.A.’s Unaudited Interim Condensed Consolidated Financial Statements for the six month periods ended June 30, 2025 and 2026 and as of June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alfonso Camilo Barco
Name: Alfonso Camilo Barco
Title: Chief Financial Officer, Legal Representative and Attorney in Fact

Date: November 9, 2026

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we” and together with Ecopetrol’s subsidiaries, the “Ecopetrol Group”) results of operations for the six-month periods ended “Financial Review” in the June 30, 2026 and 2025 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 30, 2026 (which we refer to as the “2025 Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the 2025 Form 20-F, with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2026 and 2025 and as of June 30, 2026, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K (which we refer to as this “Form 6-K”) as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823).

Our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in the 2025 Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2026 and 2025 were prepared in accordance with IFRS as issued by the IASB and published in accordance with IAS 34 – “Interim Financial Reporting”.

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol S.A.

Ecopetrol also files financial information with the Superintendencia Financiera de Colombia (the “SFC” for its acronym in Spanish), which is prepared in accordance with current reporting standards as in effect in Colombia (“Colombian IFRS”) and are not included in this report on Form 6-K. Ecopetrol’s financial information under Colombian IFRS filed with the SFC is not directly comparable to its financial information presented under IFRS as issued by the IASB in this report on Form 6-K or its filings with the SEC.

Overview

Our interim consolidated financial results for the first six months of 2026 reflect the overall positive effect of a materially stronger crude oil price environment relative to the corresponding period of 2025, driven primarily by heightened geopolitical tensions in the Middle East that disrupted crude oil and refined product trade flows, tightened global market fundamentals and elevated risk premiums across energy markets. Although market conditions began to stabilize following the Memorandum of Understanding signed between the United States and Iran in June 2026, crude oil prices remained significantly above prior-year levels throughout most of the period. During the first six months of 2026, crude oil prices averaged US$87.6/bl, an increase of US$16.8/bl as compared to the average price for the first six months of 2025. In addition, our positive results were also driven by various other factors, including elevated physical crude oil premiums, low global inventory levels, and persistent concerns regarding energy security, which prevailed despite the gradual normalization of market conditions during the second quarter of 2026. See “Ecopetrol’s results of operations for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025.”

On the demand front, global economic activity moderated during the first six months of 2026, as higher energy prices, geopolitical uncertainty and supply disruptions weighed on industrial output and fuel consumption. China accounted for a significant share of the adjustment in crude oil demand, as refiners lowered operating rates, drew on accumulated inventories and responded to weaker economic conditions and higher feedstock costs. Comparable trends across other major Asian economies contributed to reduced refinery utilization and softer crude oil purchasing activity over the period. Overall, on an annual basis, crude oil demand declined by 1.9 million barrels per day (mmbd) in the first six months of 2026 (according to S&P Global Commodity Insights), exerting downward pressure on the market. This effect, however, was offset by significant supply disruptions and a pronounced tightening of global balances during the period.

On the supply front, the Organization of Petroleum Exporting Countries’ (“OPEC”) decisions remain key to maintaining a balanced market. Non-OPEC production growth of 0.9 mmbd, on an annual basis, was fully offset by a 5.1 mmbd reduction in OPEC supply in the first six months of 2026. As a result, the global crude oil market shifted from an estimated surplus of 0.5 mmbd in the first six months of 2025 to a deficit of 2.5 mmbd in the first six months of 2026. Non-OPEC supply proved resilient amid the disruptions, underpinned by production growth in the Americas, while geopolitical events affecting the Middle East constrained exports from key OPEC producers. Emergency inventory releases, higher exports from non-OPEC producers and the use of alternative trade routes partially mitigated the supply shortfall. Market conditions also improved gradually following the Memorandum of Understanding signed between the United States and Iran in June 2026. Overall, the crude oil market was in deficit, as supply disruptions across key producing regions offset weaker demand, driving a marked tightening of global balances during the first six months of 2026. The period was characterized by supply uncertainty, low inventory levels and elevated price volatility, with conditions stabilizing progressively toward the end of the semester as international trade flows partially recovered.

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to, or receive, payments from the Fuel Price Stabilization Fund (“FEPC” for its acronym in Spanish), a fund assigned and administered by the Ministry of the Treasury and Public Credit (“MHCP” for its acronym in Spanish) to attenuate, in the domestic market, the impact of fluctuations of fuel prices in international markets. As a result, the increase in the Brent price indicator has resulted in an increase in amounts due by the FEPC to Ecopetrol. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)” in our 2025 Form 20-F. As of December 31, 2025, the outstanding balance for the 2025 FEPC accounts receivable was COP 3.0 trillion. In April 2026, a payment agreement was signed with the National Government, represented by the MHCP, to cover the FEPC’s obligations for the first quarter of 2025, totaling COP 1.6 trillion, which are expected to be paid in full in December 2026. In June 2026, Ecopetrol received a COP 1.0 trillion equivalent in Colombian Government Bonds (“TES”), reducing the overall balance of the FEPC account receivable, but unrelated to the payment agreement executed in April 2026. Such payments have an impact on the Company’s financial and liquidity position. See “Strategy and Market Overview—Our Corporate Strategy—2026 Investment Plan” in our 2025 Form 20-F. As of June 30, 2026, the cumulative balance of the FEPC account receivable was COP 8.0 trillion.

Proceedings Involving Ecopetrol’s Former CEO

On March 11, 2026, Ecopetrol announced that Colombia’s Attorney General’s Office had formally charged Ecopetrol’s former CEO, Ricardo Roa, in connection with his alleged responsibility for the crime of influence peddling by a public servant.. Subsequently, on May 11, 2026, Ecopetrol reported that Colombia’s General Prosecutor’s Office had also filed charges against Mr. Roa for alleged violations of spending limits related to the 2022 presidential campaign. Under Colombian law, these proceedings constitute formal acts through which Mr. Roa is made a party to the respective investigations and informed of the facts under review, but do not constitute a conviction or a final determination on the merits of the cases and do not affect the presumption of innocence to which he is entitled. On July 23, 2026, Ecopetrol announced that Mr. Roa was expected to return from his leave of absence on July 27, 2026, and to serve as CEO through July 30, 2026, after which the Board of Directors appointed Juan Carlos Hurtado Parra, First Alternate to the CEO, as Acting CEO effective July 31, 2026, to serve until a new selection process for the Company’s presidency had been completed in accordance with the applicable Succession Policy. With respect to the proceeding for alleged violations of campaign spending limits, the General Prosecutor’s Office filed a formal indictment (escrito de acusación) against Mr. Roa in August 2026, and the indictment hearing in that proceeding is scheduled for October 30, 2026. As of the date of this report, there are no public reports confirming the outcome of such hearing. With respect to proceedings related to the crime of influence peddling by a public servant, the General Prosecutor’s Office filed a formal indictment (escrito de acusación) against Mr. Roa in June 2026. The indictment hearing in that proceeding began on August 20, 2026, and was suspended until November 25, 2026, after Mr. Roa’s defense announced a motion to annul the indictment.

See “Risk Review – Risk Factors – Risks Related to Our Business – Investigations and other actions by Colombian control entities involving our current or former employees or those of our current or former subsidiaries may impact our reputation.” in our 2025 Form 20-F. At the Extraordinary General Shareholders’ Meeting held on September 15, 2026, the shareholders approved the election of nine members of the Board of Directors for the remainder of the 2025–2029 institutional term, as well as an amendment to Article 20 of the Company’s bylaws regarding the composition, renewal and election of the Board of Directors. On September 17, 2026, the Board of Directors elected its new leadership, with Carlos Augusto Suárez Rojas as Chair and Claudia Margarita Lafaurie Taboada as Vice Chair, and approved the reconstitution of its six supporting committees. On September 15, 2026, following the departure of Mr. Hurtado Parra, the Board of Directors appointed Alfonso Camilo Barco Muñoz as Acting CEO, effective September 15, 2026. On September 24, 2026, following a selection process conducted by the Board’s Compensation, Nomination and Culture Committee in accordance with the Company’s Succession Policy, the Board of Directors, acting unanimously, appointed Joaquín Gutiérrez Caballero as CEO and principal legal representative of the Company on a permanent basis, effective September 28, 2026, and Mr. Barco Muñoz’s interim appointment concluded effective September 27, 2026.

Cybersecurity Incident

In July 2026, the Company identified an unauthorized access to certain digital resources owned of approximately 15 companies within the Ecopetrol Group, including the Company by an unidentified external actor, as well as an attempted ransomware attack that was blocked by the cybersecurity controls implemented across the Company and its subsidiaries. The Company initiated an investigation, activated its incident response protocols, filed a criminal complaint before the Office of the Attorney General of Colombia, and, in coordination with Colombian governmental authorities, undertook efforts to have the illegally published information removed from public access. Subsequent analyses indicated that the impact was limited to the downloading of files, with no compromise to the integrity of information or to the transactional technology solutions within the Company’s digital ecosystem, and the operational activities of the Company and its Business Group continued without interruption.

The full scope, impact, and costs of this cybersecurity incident remain uncertain. There can be no assurance that the Company’s remediation efforts will be effective, that additional data will not be disclosed, or that the incident will not result in regulatory proceedings, litigation, reputational harm, or other material adverse effects on the Company’s business, financial condition, or results of operations. For additional information regarding the cybersecurity incident, see the Company’s current reports on Form 6-K furnished to the SEC on July 17, July 20, and July 27, 2026.

Forensic Audit

In connection with allegations of potential irregularities in the hiring, procurement and contracting processes of the Company and certain of its subsidiaries, our Board of Directors requested and approved the engagement of an international firm to conduct a comprehensive forensic investigation. The investigation is intended to cover matters involving transactions that may involve alleged irregular conduct, including matters previously investigated under the supervision of the former management or the former board of directors.

Our Board of Directors also requested the engagement of a local team to support the related review and investigative activities, including any actions that may be required before the relevant authorities.

As of the date of this report, the internal and external forensic audit is ongoing and is at an early stage.

Based on the procedures performed to date and the information currently available to us, we have not identified any amounts or conclusive findings in respect of the matters subject to the forensic audit that would require material adjustments to, or additional disclosure in, our audited consolidated financial statements included in our 2025 Form 20-F or our unaudited interim condensed consolidated financial information, included elsewhere in this report. We have also not identified any material weakness in our internal control over financial reporting relating to these matters.

The foregoing statements reflect only the current, preliminary status of the forensic audit. They are not, and should not be read as, a conclusion as to the existence, nature or extent of any irregularity, or as to the outcome of the forensic audit. As the forensic audit progresses, we may identify additional facts or matters, including matters outside its current scope. Any of these could have a material adverse effect on our business, financial condition, results of operations and reputation. We cannot predict the duration or outcome of the forensic audit.

2040 Strategy

Following the 2040 Strategy, Ecopetrol is organized into three corporate business lines: (A) hydrocarbons, which includes three operating segments: (i) exploration and production, (ii) transport and logistics, and (iii) refining and petrochemicals; (B) energies for the transition and (C) energy transmission and toll roads concessions. Ecopetrol Group seeks to maintain the competitiveness of the Hydrocarbons business, the development and scaling of the businesses in the energies for the transition portfolio, and the growth of the energy transmission and toll roads concession line. Following the changes to the Company as a result of the ISA acquisition and in line with our 2040 Strategy, we started a process in 2022 to align our current segments more closely to the business lines set forth in the 2040 Strategy for the Ecopetrol Group, and such process is expected to continue throughout 2026. For purposes of this report, financial information is presented and organized into the following segments: (i) exploration and production, (ii) transport and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and toll roads concessions. This segmentation is consistent with the Company’s 2025 Form 20-F. We expect to use this segmentation until the Company’s management completes the restructuring of its operating and financial reporting model, with the objective of aligning it more effectively with the 2040 Strategy. See “2040 Strategy: Energy That Transforms” in our 2025 Form 20-F.

Ecopetrol’s results of operations for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025

The following table sets forth a summary of Ecopetrol’s unaudited interim condensed consolidated income statement for the six-month periods ended June 30, 2026 and 2025.

	For the six-month period ended
	June 30,
	2026	2025	% Change
	(unaudited) (in billions of Colombian pesos)
Sales	68,823	61,034	12.8
Cost of sales	41,586	41,866	(0.7)
Gross profit	27,237	19,168	42.1
Operation and project, administration and other operating expenses	6,461	5,151	25.4
Operating income	20,776	14,017	48.2
Financial result	(4,404)	(4,503)	(2.2)
Share of profits of associates and joint ventures	418	398	5.0
Profit before income tax expense	16,790	9,912	69.4
Income tax expense	(5,474)	(2,294)	138.6
Net profit for the period	11,316	7,618	48.5
Net profit attributable to:
Owners of parent	9,344	5,841	60.0
Non-controlling interest	1,972	1,777	11.0
Net profit for the period	11,316	7,618	48.5

Sales

The following table sets forth our foreign and local sales of crude oil, natural gas, refined and petrochemical products, services associated with the transportation of hydrocarbons and energy transmission and toll roads, for the six-month periods ended June 30, 2026 and 2025.

	For the six-month period ended
	June 30,
	2026	2025	% Change
	(unaudited)
Crude oil:
Local sales (mbod)	—	—	—
Foreign sales (mbod)	412.7	431.4	(4.3)
Average price per local barrel (US$/bl)	—	—	—
Average price per export barrel (US$/bl)	79.8	65.8	21.3
Natural gas:
Local sales (mboed)	53.0	69.0	(23.2)
Foreign sales (mboed)	15.5	17.2	(9.9)
Average local price (US$/bl)	48.1	33.4	44.0
Average export price (US$/bl)	(9.6)	5.8	(265.5)
Refined products (including petrochemicals and industrial products):
Local sales (mboed)	346.1	347.6	(0.4)
Foreign sales (mboed)	114.2	106.3	7.4
Average local price per barrel (US$/bl)	125.7	90.2	39.4
Average export price per barrel (US$/bl)	69.8	58.1	20.1
Services sales with third parties: (in billions of Colombian pesos):
Electric Power Transmission and Toll Roads Concessions	8,211	7,025	16.9
Transportation	2,358	2,256	4.5

In the six-month period ended June 30, 2026, total sales increased by 12.8% or COP 7,789 billion as compared to the same period in 2025, as a result of:

●	A COP 13,142 billion increase in sales, primarily driven by higher commodity price and reliable operations. Our average refined products basket price increased by 35.3% (US$ 29.2 per barrel), while our average crude oil basket price increased by

21.3% (US$ 14 per barrel) and our average gas basket price increased by 25.6% (US$ 7.1 per barrel) primarily reflecting a higher Brent benchmark price, stronger refined product spreads against Brent and improved negotiated crude oil differentials.
●	A COP 1,149 billion increase in sales attributable to increased sales from the Energy Transmission and Toll Roads Concessions business, primarily due to: (i) a favorable year-over-year comparison, as 2025 included a one-time recognition of COP 0.6 trillion related to the financial component adjustment of the Existing Basic Network (RBSE by its acronym in Portuguese) at ISA Brasil; and (ii) higher construction revenues driven by progress on ISA’s ongoing projects.

These increases were partially offset by the following decreases:

●	A COP 927 billion or 29.9 mboed decrease in sales primarily due to: (i) lower volumes sold of crude oil by 18.8 mboed, or COP 990 billion, and (ii) lower volumes sold of gas by 17.6 mboed, or COP 492 billion, both associated with lower production by declining production in our fields. This decrease was partially offset by higher volumes sold of refined products and petrochemicals by 6.51 mboed, or COP 555 billion due to maximizing throughput and utilization of installed refining capacity.
●	A COP 5,575 billion decrease in sales due to appreciation of the Colombian Peso against the U.S. dollar, as the average exchange rate decreased by COP 541 or 12.9% from COP 4,196.15/US$ 1.00 in 2025 to an average exchange rate of COP 3,655.50/US$ 1.00 in 2026, which reduced export sales when translated into Colombian pesos.

Costs of Sales and Expenses

The following table sets forth the components of our cost of sales, operation and project, administration and other operating expenses for the six-month period ended June 30, 2026 and 2025.

	For the six-month period ended
	June 30,
	2026	2025	% Change
	(unaudited) (in billions of Colombian pesos)
Fixed cost of sales	13,146	12,991	1.2
Variable cost of sales	28,440	28,875	(1.5)
Total cost of sales	41,586	41,866	(0.7)
Operation and project, administration and other operating expenses	6,461	5,151	25.4
Total Costs of Sales and Expenses	48,047	47,017	2.2

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 1.2% or COP 155 billion in the six-month period ended June 30, 2026 as compared to the same period in 2025, in part due to the combined net effect of:

●	A COP 570 billion increase in the construction services costs due to higher execution levels in energy infrastructure projects and inflationary pressure.

The above item was partially offset by:

●	A COP 276 billion decrease in the costs of professional services, maintenance and other operational activity costs as a result of several cost optimization initiatives, including: (i) circular economy initiatives involving the reuse of materials in well maintenance and surface equipment operations; and (ii) reductions in transportation costs.
●	A COP 72 billion decrease in depreciation and amortization, resulting from a favorable foreign exchange effect, driven by a lower average COP/US$ exchange rate, in the depreciation expense of subsidiaries with a U.S. dollar functional currency.

●	A COP 67 billion decrease in other items such as transportation services, taxes and contributions and labor costs resulting from cost discipline and efficiency program initiatives, primarily in general costs, which offset inflationary pressures on tariffs and services.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH” for its acronym in Spanish), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales decreased by 1.5% or COP 435 billion in the six-month period ended June 30, 2026 as compared to the same period in 2025, primarily as a result of:

●	A COP 1,520 billion decrease primarily due to (i) higher inventory valuation gains realized during the period, reflecting higher Brent benchmark prices in the first half of 2026 compared to the same period in 2025, which reduced the net cost recognized upon the sale of inventories, and (ii) lower net costs from other cost-allocated projects.
●	A COP 854 billion decrease in depreciation and amortization, primarily due to a favorable foreign exchange effect, driven by a lower average COP/US$ exchange rate, in the depreciation expense of subsidiaries with a U.S. dollar functional currency.

The above items were partially offset by:

●	A COP 500 billion increase in the purchase costs of crude oil, gas and refined products, due to the net effect of:
-	A COP 5,034 billion increase in costs related to the purchase of crude oil, gas and refined products, primarily due to higher international benchmark prices for crude oil and refined products.
-	A COP 2,619 billion decrease in purchase costs due to a lower average exchange rate of the Colombian Peso against the U.S. dollar, as mentioned above.
-

A COP 1,915 billion decrease in purchase cost due to lower volumes purchased from third parties, primarily due to (i) lower refined product import requirements as a result of improved refinery performance, (ii) lower crude oil trading volumes with third parties, and (iii) lower purchases from the ANH due to the change to cash settlement of royalties, explained below.

●	A COP 1,314 billion increase in cash payments of gas and crude oil royalties, primarily due to the ANH’s change in the crude oil royalty collection scheme from in-kind to cash payments, pursuant to Resolution 977 of December 2025.
●	A COP 125 billion increase in other items, taxes and contributions and transportation services and other minor items, primarily due to inflationary pressures on tariffs and services.

Operation and project, administration and other operating expenses

In the six-month period ended June 30, 2026 as compared to the same period in 2025, our operation and project, administration and other operating expenses increased by 25.4% or COP 1,310 billion, primarily due to:

●	A COP 955 billion increase in tax expenses, primarily due to the recognition of the extraordinary wealth tax enacted by the Colombian Government for 2026 fiscal year, partially offset by lower taxes due to the absence of the temporary fiscal measures enacted under the 2025 “state of internal disturbance”, including the reinstatement of 1% stamp tax on certain transactions, recognized during the same period in 2025.
●	A COP 214 billion increase in commissions, fees, freight, services and general expenses of customs and administrative operations.
●	A COP 205 billion increase in exploration expenses, primarily due to higher exploration activities.

The factors discussed above were partially offset by:

●	A COP 64 billion decrease in general expenses and other minor items primarily due to administrative efficiencies.

Impairment of non-current assets

In the six-month periods ended June 30, 2026 and 2025 Ecopetrol did not recognize significant impairment expenses or reversals, as there were no trigger events that required the recognition of additional impairments or reversals to those recorded at the end of 2025 and 2024.

Financial results

The following table sets forth our financial results for the six-month periods ended June 30, 2026 and 2025.

	For the six-month period ended
	June 30,
	2026	2025	% Change
	(unaudited) (in billions of Colombian pesos)
Foreign exchange gain	560	164	241.5
Financial cost of loans and borrowings interest	(3,510)	(3,776)	(7.0)
Financial cost of other liabilities (1)	(2,194)	(1,727)	27.0
Other finance income(2)	740	836	(11.5)
Financial results	(4,404)	(4,503)	(2.2)
(1)	Includes the financial expenses related to updating abandonment costs liabilities, and the interest cost, net of post-employment benefits and other long-term employee benefits.
(2)	Includes financial income from financial assets for the six-month periods ending on June 30, 2026 and 2025.

Our financial results decreased by COP 99 billion, primarily as a result of the net effect of:

●	A COP 396 billion decrease due to foreign exchange gains as a result of the appreciation of the Colombian peso against the U.S. dollar.
●	A COP 170 billion decrease in financial cost of loans and borrowings interest and other financial income due to decreasing interest rates and a lower exchange rate, offset by higher levels of debt.

These decreases were partially offset by:

●	A COP 467 billion increase in financial cost from other liabilities due to the tax credit monetization.

Profit before income tax expense

Profits before income tax expense increased by 69.4% in the six-month period ended June 30, 2026, compared with the same period in 2025, as a result of the factors discussed above.

Income tax

The effective income tax rates for the six-month period ended June 30, 2026 and 2025, were 32.6% and 23.1%, respectively. The increase in the effective tax rate during 2026 is mainly due to (i) the recognition of the wealth tax, which is non-deductible for income tax purposes, and (ii) a higher income tax surcharge applicable as of June 2026 (10%), compared with June 2025 (0%). These effects were partially offset by stronger earnings contributions from subsidiaries subject to special tax regimes, particularly Refinería de Cartagena.

Net profit attributable to equity holders of Ecopetrol

As a result of the foregoing, net profit attributable to the owners of Ecopetrol increased by 60% or COP 3,503 billion in the six-month period ended June 30, 2026, as compared to the same period in 2025.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity for the six-month period ended June 30, 2026 were as follows: (i) COP 14,139 billion in net cash provided by operating activities; (ii) COP 251 billion in dividends received from subsidiaries; and (iii) COP 619 billion in redemption of securities from our portfolio.

Our principal uses of liquidity in the six-month period ended June 30, 2026 were: (i) COP 8,351 billion for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangible assets, (ii) COP 1,124 billion for payments of principal and interest of our debt, and (iii) dividend payments amounting to COP 6,038 billion.

For 2026, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between US$5.4 billion (COP 22 trillion) and US$6.7 billion (COP 27 trillion).

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2026 mainly through cash from internal cash generation.

Cash provided by operating activities

Net cash provided by operating activities decreased by 12.5% or COP 2,029 billion in the six-month period ended June 30, 2026, as compared to the same period in 2025, primarily due to lower cash generation from changes in working capital of COP 6,184 billion, mainly attributable to a COP 13,323 billion increase in trade and other receivables due to FEPC accruals recognized during the period as a result of higher international reference prices. These impacts were partially offset by a COP 6,724 billion increase in cash generation from other working capital changes, a COP 2,770 billion increase in operating income before depreciation, depletion and amortization (DD&A), primarily attributable to (a) higher market prices for crude oil and refined products; and (b) the implementation of cost and expense efficiency programs, partially offset by the effect of new taxes.

Cash used in investing activities

For the six-month period ended June 30, 2026, net cash used in investing activities decreased by 29.9%, or COP 3,450 billion, as compared to the same period in 2025, primarily due to: (i) a COP 1,748 billion decrease in cash used, primarily due to lower capital expenditures and absence in 2026 of the payment related to the CPO-9 field acquisition made in 2025, (ii) a COP 1,579 billion increase in proceeds from the redemption of investments held within the Group’s investment portfolio, and (iii) a COP 130 billion increase in dividends received from associates and other minor items.

Cash used in financing activities

For the six-month period ended June 30, 2026, net cash used in financing activities was COP 7,464 billion compared to net cash used in financing activities of COP 8,264 billion for the same period in 2025, which represents a decrease in cash used of COP 800 billion. The difference was mainly due to (i) a COP 3,846 billion decrease in net cash from loans and borrowings, mainly due to the favorable effect of a lower average exchange rate on U.S. dollar-denominated debt and interest payments, and (ii) a COP 4,657 billion decrease in dividend payments.

Dividends

On March 27, 2026, the Ordinary Shareholders’ Meeting approved the plan for distribution of Ecopetrol S.A.’s profits for the 2025 fiscal year, which included the distribution of dividends for an aggregate amount of COP 4,975 billion, which comprised an ordinary dividend per share of COP 121 based on the number of outstanding shares as of December 31, 2025. The total dividends approved correspond to an ordinary dividend pursuant to our current dividend policy. The payment was made on April 30 and June 30, 2026 to all our shareholders, including the Nation.

During the six-month period ended June 30, 2026, a total amount of COP 6,038 billion in cash dividends has been paid to our shareholders. The COP 6,038 billion cash dividends mentioned above have been distributed as follows:

●	COP 4,274 billion paid to the controlling shareholder.
●	COP 1,191 billion paid by subsidiaries to non-controlling shareholders.
●	COP 573 billion paid to minority shareholders.

Subsequent events

None, other than the subsequent events described above, and in note 32 to our unaudited interim condensed consolidated financial statements included in this Form 6-K.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predict”, “prognosticate”, “project”, “target”, “achieve” and “intend”, among other similar expressions, are understood as forward-looking statements. We have made forward-looking statements that address, among other things:

●	changes in international crude oil and natural gas prices;
●	our exploration and production activities, including drilling; and import and export activities;
●	our liquidity, cash flow, and sources of funding;
●	the results of our energy transmission and toll roads concessions activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”);
●	our projected and targeted capital expenditures and other cost commitments and sales; and
●	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	future growth and development of the energy industry and its transition into lower carbon sources of energy;
●	general economic and business conditions, including increased and prolonged inflation in Colombia and worldwide, volatility in crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission and transport businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia, our neighboring countries or other countries where we do business;
●	the impact of tariffs, trade barriers and other restrictions imposed on global trade;
●	natural disasters, pandemics and other public health events;
●	the continuing Russian invasion of Ukraine and the eruption, escalation or continuation of conflicts in the Middle East;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change and cybersecurity;
●	receipt and maintenance of government approvals and licenses;
●	technical difficulties; and
●	other factors described in our press releases and filings with the SEC, including our 2025 Form 20-F.

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.